
11008208


SEC MAIL PROCESSING
RECEIVED
AUG 2 4 2011
WASH, D.C.
191
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
INTERNATIONAL FINANCE CORPORATION

In respect of its
U.S.$30,000,000 Callable 3.00 per cent. Notes due August 24, 2023
under its
Global Medium-Term Note Program

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: August 24, 2011

The following information regarding an issue of U.S.$30,000,000 Callable 3.00 per cent. Notes due August 24, 2023 (the "Notes") by International Finance Corporation (the "Corporation") under its Global Medium-Term Note Program is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Statement dated November 16, 2010 (the "Information Statement"), the Prospectus dated June 3, 2008 (the "Prospectus"), the Amended and Restated Program Agreement and Standard Provisions dated as of June 3, 2008 (the "Program Agreement"), the Amended and Restated Global Agency Agreement the Corporation and Citibank, N.A., London Branch, ("Citibank") dated as of June 3, 2008 (the "Global Agency Agreement"), the Final Terms dated August 18, 2011 (the "Final Terms"), and the Terms Agreement dated August 18, 2011 (the "Terms Agreement"), each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

Item 1. Description of Obligations

See, generally, Final Terms.

(a) Title and Date. U.S.$30,000,000 Callable 3.00 per cent. Notes due August 24, 2023.

The Notes will be issued in registered form represented by a registered global certificate deposited with a custodian for DTC. Citibank is the Global Agent for Notes held through DTC. Citibank has direct custodial and depositary linkages with, and will act as custodian for Global Certificates held by DTC. See Prospectus.

(b) Interest Rate/Interest Payment Date. 3.00 per cent. per annum payable semi-annually in arrear on February 24 and August 24 in each year from and including February 24, 2012 to and including the Maturity Date. See, Final Terms, Item 15.

(c) Maturity Date. August 24, 2023.

(d) Redemption Provisions/Amortization Provisions. The Corporation has the option to call the Notes on each Interest Payment Date from and including August 24, 2012 to and including February 24, 2023 at U.S.$10,000 per Calculation Amount. The Notice Period for the Call Option is 5 New York Business Days prior to the Optional Redemption Date. New York Business Day means a day (other than a Saturday or Sunday) when banks are open in New York. See Prospectus, Terms and Conditions of the Notes, Condition 5.

(e) Kind and Priority of Liens. Not applicable.

(f) Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. See Prospectus, Terms and Conditions of the Notes, Condition 3.

(g) Amendment of Terms.

The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Global Agency Agreement or the Terms and Conditions of the Notes, as modified, supplemented and amended by the Final Terms, if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders. See Prospectus at p. 37.

(h) Other Material Provisions. Not applicable.

(i) Fiscal/Paying Agent. The Global Agent is Citibank, N.A., London Branch, 21st Floor, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England.

Item 2. Distribution of Obligations

(a) Plan of Distribution. See, generally, Prospectus, cover page, pp. 45-47, the Program Agreement, and the Terms Agreement.

The Dealer, party to the Terms Agreement, has agreed to purchase the Notes at an aggregate purchase price of 100% of the aggregate principal amount of the Notes. See p. 1 of the Terms Agreement.

(b) Stabilization Provisions. Not applicable.

(c) Responsibility of Each Underwriter/Withholding of Commissions. See generally Program Agreement and Terms Agreement.

Item 3. Distribution Spread

See Final Terms, "Distribution".

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 2(a) above.

Item 5. Other Expenses of Distribution Not applicable.

Item 6. Application of Proceeds

The net proceeds will be used for general operations of the Corporation in accordance with its Articles of Agreement.

Item 7. Exhibits

A. Information Statement (November 16, 2010);[1]

B. Prospectus (June 3, 2008);[2]

C. Amended and Restated Program Agreement and Standard Provisions (as of June 3, 2008);[2]

D. Resolution No. IFC 2011-0033 adopted June 22, 2011 by the Board of Directors of the Corporation;[3]

E. Global Agency Agreement (dated as of June 3, 2008);[2]

F. Final Terms (August 18, 2011); and

G. Terms Agreement (August 18, 2011).

---

1 Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated November 16, 2010.

2 Filed on September 17, 2008.

3 Filed on July 19, 2011

Final Terms dated August 18, 2011


IFC
INTERNATIONAL FINANCE CORPORATION

International Finance Corporation
Issue of U.S.$30,000,000 Callable 3.00 per cent. Notes due August 24, 2023
under its
Global Medium-Term Note Program

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated June 3, 2008. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus. Full information on International Finance Corporation (the "**Corporation**") and the offer of the Notes is only available on the basis of the combination of this Final Terms and the Prospectus. The Prospectus may be obtained (without charge) from the office of the Corporation at 2121 Pennsylvania Avenue, N.W., Washington D.C. 20433, U.S.A. and is available for viewing at the website of the Corporation (www.ifc.org) and copies may be obtained from the website of the Luxembourg Stock Exchange (www.bourse.lu).

THE NOTES ARE NOT AN OBLIGATION OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

1.	Issuer:	International Finance Corporation
2.	(i) Series Number:	1127
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	United States Dollars (U.S.$)
4.	Aggregate Nominal Amount:	
	(i) Series:	U.S.$30,000,000
	(ii) Tranche:	U.S.$30,000,000
5.	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6.	(i) Specified Denominations:	U.S.$10,000 and integral multiples thereof
	(ii) Calculation Amount:	U.S.$10,000
7.	Issue Date:	August 24, 2011
8.	Maturity Date:	August 24, 2023
9.	Interest Basis:	3.00 per cent. Fixed Rate (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par

11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Call Option (further particulars specified below)
13.	Status of the Notes:	Senior
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions:	Applicable
	(i) Rate of Interest:	3.00 per cent. per annum payable semi-annually in arrear
	(ii) Interest Payment Dates:	February 24 and August 24 in each year from and including February 24, 2012 to and including the Maturity Date
	(iii)Fixed Coupon Amount(s):	U.S.$150.00 per Calculation Amount
	(iv)Broken Amount(s):	Not Applicable
	(v) Day Count Fraction:	30/360, unadjusted
	(vi)Determination Dates:	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
16.	Floating Rate Note Provisions:	Not Applicable
17.	Zero Coupon Note Provisions:	Not Applicable
18.	Index Linked Interest Note/other variable-linked interest Note Provisions:	Not Applicable
19.	Dual Currency Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Call Option I:	Applicable
	(i) Optional Redemption Date(s):	February 24 and August 24 in each year from and including August 24, 2012 to and including February 24, 2023
	(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	U.S.$10,000 per Calculation Amount
	(iii) If redeemable in part:	

	(a) Minimum Redemption Amount:	Not Applicable
	(b) Maximum Redemption Amount:	Not Applicable
	(iv) Notice period:	5 New York Business Days New York Business Day means a day (other than a Saturday or Sunday) when banks are open in New York
	Call Option II (Automatic):	Not Applicable
21.	Put Option:	Not Applicable
22.	Final Redemption Amount of each Note:	U.S.$10,000 per Calculation Amount
23.	Early Redemption Amount: Early Redemption Amount(s) of each Note payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	U.S.$10,000 per Calculation Amount

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Form of Notes:	Registered Notes: Global Registered Certificate available on Issue Date
25.	New Global Note (NGN):	No
26.	Financial Centre(s) or other special provisions relating to payment dates:	New York
27.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
28.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made [and consequences (if any) of failure to pay, including any right of the Corporation to forfeit the Notes and interest due on late payment]:	Not Applicable

29.	Details relating to installment Notes: amount of each installment, date on which each payment is to be made:	Not Applicable
30.	Redenomination, renominalization and reconventioning provisions:	Not Applicable
31.	Consolidation provisions:	Not Applicable
32.	Additional terms:	
	(i) Governing law:	New York

DISTRIBUTION

33.	(i) If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
	(ii) Date of Terms Agreement:	August 18, 2011
	(iii) Stabilizing Manager(s) (if any):	Not Applicable
34.	If non-syndicated, name and address of Dealer:	Citigroup Global Markets Inc. 388 Greenwich Street New York, NY 10013
35.	Total commission and concession:	Not Applicable
36.	Additional selling restrictions:	Not Applicable

RESPONSIBILITY

The Corporation accepts responsibility for the information contained in this Final Terms.

Signed on behalf of the Corporation:

By: 

Duly authorized

PART B – OTHER INFORMATION

LISTING

(i)	Listing:	None
(ii)	Admission to trading:	Not Applicable

RATINGS

Ratings:	The Notes to be issued have been rated: S&P: AAA Moody's: Aaa

INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Plan of Distribution" in the Prospectus, so far as the Corporation is aware, no person involved in the offer of the Notes has an interest material to the offer.

OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No
ISIN Code:	US45950VBB18
CUSIP:	45950VBB1
Any clearing system(s) other than Euroclear Bank S.A./N.V., Clearstream Banking, *société anonyme* and The Depository Trust Company and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

GENERAL

Applicable TEFRA exemption:	Not Applicable